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                             April 5, 2023

       Junhua Guo
       Chief Executive Officer
       Emo Capital, Corp.
       10409 Pacific Palisades Ave.
       Las Vegas, NV 89144

                                                        Re: Emo Capital, Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 16,
2023
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed March 23,
2023
                                                            File No. 024-12169

       Dear Junhua Guo:



              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 1-A filed April 4, 2023

       Principal Products, Services, and Their Markets, page 31

   1. We note the reference in your revised disclosure to empirical data in the report of the
                                                        European Consortium of
the Organic-Based Fertilizers Industry (ECOFI). Please expand your disclosure to
discuss the scope and design of the study and the empirical data referenced in the
report that support your statements.
       Competition for the Company's current operations, page 33

   2. We note your reference to certain established organic fertilizer manufacturers in the U.S., such as Scotts
Miracle-Gro, Mideastern BioAg, among others. Please clarify whether any
 Junhua Guo
Emo Capital, Corp.
April 5, 2023
Page 2
       of your competitors use anaerobic digester facilities or similar methods to produce their organic fertilizer products.
Market Opportunity for Organic Fertilizer, page 34

3. We note your revised disclosure on page 34 that research and development may provide opportunities for the organic fertilizer market. Please balance your disclosure with equally prominent disclosure of the disadvantages of investing in research and development, such as that such efforts may also be costly and may take longer or may not to result in the expected opportunities and growth of the organic fertilizer industry.
Government Regulation, page 35

4. We note your revised disclosure relating to government regulations applicable to the agriculture and fertilizer industry. Please expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture, health and safety and environment that are relevant to your business.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any questions.



                                                             Sincerely,

FirstName LastNameJunhua Guo                                 Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameEmo Capital, Corp.
                                                             Services
April 5, 2023 Page 2
cc:       Vic Devlaeminck
FirstName LastName